SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Redhook Ale Brewery, Incorporated
(Name of Issuer)

Common Stock, par value $.005
(Title of Class of Securities)

757473 10 3
(CUSIP Number)

Thomas Larson Anheuser-Busch Companies, Inc. One Busch Place St. Louis, MO 63118-1852 Telephone: (314) 577-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240. 13d-l(f) or 240. 13d-I(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473 10 3

1. Names of Reporting Persons. Anheuser-Busch Companies, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,761,713
8. Shared Voting Power - 0 -
9. Sole Dispositive Power 2,761,713 *
10. Shared Dispositive Power - 0 – * Shares are subject to contractual restrictions on transfer. See Item 4
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,761,763
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 33.2%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 757473 10 3

1. Names of Reporting Persons. Busch Investment Corporation
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,761,713
8. Shared Voting Power - 0 -
9. Sole Dispositive Power 2,761,713 *
10. Shared Dispositive Power - 0 – * Shares are subject to contractual restrictions on transfer. See Item 4
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,761,763
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 33.1%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 757473 10 3

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No. 6 amends the Schedule 13D dated August 22, 1995, amended by Amendment No.1 dated May 19, 2004, Amendment No.2 dated July 2, 2004, Amendment No. 3 dated September 13, 2005,  Amendment No. 4 dated January 3, 2007 and Amendment No. 5 dated November 13, 2007. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended). All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D (as previously amended), unless otherwise noted.

Item 1.  Security and Issuer.

Item 2. Identity and Background.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following language to the end thereof:

The consummation of the merger between the Company and Widmer requires approval by their respective shareholders.  Busch Investment Corporation is the holder of the shares of the Company and Widmer held by the Busch Entities, and Busch Investment Corporation intends to vote all shares held by it in the Company and Widmer to approve the merger.

Pursuant to the separate contractual arrangements between the Busch Entities and the Company and Widmer,  the consent of the Busch Entities is required for the consummation of the merger.  The Busch Entities have reached an agreement in principal with the Company, Widmer and CBA for the required consent and amendment of these contractual arrangements.  A form of the consent and amendment that the Busch Entities expect to execute and deliver is attached as Exhibit 1.

Item 5.  Interest in Securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1  Form of Consent and Amendment

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 20, 2008

ANHEUSER-BUSCH COMPANIES, INC.

By:           /s/ W. Randolph Baker
Name:     W. Randolph Baker
Title:       Vice President and Chief Financial Officer

BUSCH INVESTMENT CORPORATION

By:           /s/ Mark A. Rawlins
Name:     Mark A. Rawlins
Title:      Treasurer

Schedule I
(Amendment No. 6)

EXECUTIVE OFFICERS AND DIRECTORS OF
BUSCH INVESTMENT CORPORATION

NAME AND BUSINESS ADDRESS	POSITION WITH THE COMPANY
Officers
William J. Kimmins, Jr.*	Chairman of the Board and President
H. Murray Sawyer Jr.**	Vice President
Dennis J. Gelner*	Vice President and Tax Controller
Laura H. Reeves*	Secretary
Mark A. Rawlins*	Treasurer
Daniel T. Kraus*	Assistant Treasurer
Michael D. Basler*	Assistant Treasurer - International
Directors
William J. Kimmins, Jr.*	Director and Chairman
Michael D. Basler*	Director
H. Murray Sawyer Jr.**	Director

*      The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852
**  Mr. Sawyer’s principal occupation is Chairman and Chief Executive Officer of Registered Agents, Ltd.

Schedule II
(Amendment No. 6)

EXECUTIVE OFFICERS AND DIRECTORS OF
ANHEUSER-BUSCH COMPANIES, INC.

NAME AND BUSINESS ADDRESS	POSITION WITH THE COMPANY
August A. Busch IV*	President and Chief Executive Officer; Anheuser-Busch Companies, Inc.
W. Randolph Baker*	Vice President and Chief Financial Officer; Anheuser-Busch Companies, Inc.
Thomas W. Santel*	President and Chief Executive Officer of Anheuser-Busch International, Inc. and Vice President - Corporate Planning of Anheuser-Busch Companies, Inc.
Stephen J. Burrows*	President and Chief Executive Officer; Anheuser-Busch Asia, Inc.
Douglas J. Muhleman*	Group Vice President - Brewing Operations and Technology; Anheuser-Busch, Incorporated
Francine I. Katz*	Vice President - Communications and Consumer Affairs; Anheuser-Busch, Incorporated
Keith M. Kasen*	Chairman of the Board and Chief Executive Officer; Busch Entertainment Corporation
Joseph P. Castellano*	Vice President and Chief Information Officer; Anheuser-Busch, Incorporated
Michael J. Owens*	Vice President - Business Operations; Anheuser-Busch, Incorporated
Anthony T. Ponturo*	Vice President - Global Media and Sports Marketing; Anheuser-Busch, Incorporated
John F. Kelly*	Vice President and Controller; Anheuser-Busch Companies, Inc.
Marlene V. Coulis*	Vice President - Consumer Strategy and Innovation; Anheuser-Busch, Incorporated
Michael S. Harding*	Chief Executive Officer and President; Anheuser-Busch Packaging Group, Inc.
Robert C. Lachky*	Executive Vice President - Global Industry Development; Anheuser-Busch, Incorporated
David A. Peacock*	Vice President - Marketing; Anheuser-Busch, Incorporated
John T. Farrell*	Vice President - Corporate Human Resources; Anheuser-Busch Companies, Inc.
Gary L. Rutledge*	Vice President – Legal and Governmental Affairs

*       The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852

Schedule II (Cont’d)
(Amendment No. 6)

NON-EMPLOYEE DIRECTORS
OF ANHEUSER-BUSCH COMPANIES, INC.

NAME AND BUSINESS ADDRESS	POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION
August A. Busch III One Busch Place St. Louis, MO 63118	Director	Retired Chairman of the Board and Chief Executive Officer of Anheuser-Busch Companies, Inc.
James J. Forese 1455 Pennsylvania Avenue, N.W. Suite 350 Washington, DC 20004	Director	Operating Partner and Chief Operating Officer of Thayer Capital Partners
James R. Jones 1501 M Street, NW Suite 700 Washington, DC 20005	Director	Co-Chairman and Chief Executive Officer of Manatt Jones Global Strategies, LLC
Vernon R. Loucks, Jr. 1101 Skokie Boulevard Suite 240 Northbrook, IL 60062	Director	Chairman of the Board of The Aethena Group, LLC
Vilma S. Martinez 355 South Grand Avenue 35th Floor Los Angeles, CA 90071	Director	Partner of Munger, Tolles & Olson LLP
William Porter Payne 3455 Peachtree Road, NE Suite 975 Atlanta, GA 30326	Director	Vice chairman and partner of Gleacher Partners LLC

Schedule II (Cont’d)
(Amendment No. 6)

NON-EMPLOYEE DIRECTORS
OF ANHEUSER-BUSCH COMPANIES, INC.
(Continued)

NAME AND BUSINESS ADDRESS	POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION
Joyce M. Roché 120 Wall Street New York, NY 10005	Director	President and Chief Executive Officer of Girls Incorporated
Henry Hugh Shelton c/o Anheuser-Busch Companies, Inc. One Busch Place St. Louis, Missouri 63118-1852	Director	Retired Chairman of the Joint Chiefs of Staff
Patrick T. Stokes c/o Anheuser-Busch Companies, Inc. One Busch Place St. Louis, MO 63118-1842	Chairman of the Board	Retired Chief Executive Officer of Anheuser-Busch Companies, Inc.
Andrew C. Taylor 600 Corporate Park Drive St. Louis, MO 63105	Director	Chairman and Chief Executive Officer of Enterprise Rent-A-Car Company
Douglas W. Warner III 345 Park Avenue 11th Floor New York, NY 10154	Director	Retired Chairman of the Board of J.P. Morgan Chase & Company
Edward E. Whitacre, Jr. 175 E. Houston, Suite 1300 San Antonio, TX 78205	Director	Retired Chairman and Chief Executive Officer of AT&T, Inc.

Exhibit Index

Item 7.    Material to be filed as Exhibits

Exhibit 99.1   Form of Consent and Amendment